November 13, 2009

Ms. Angela Connell
Reviewing Accountant
Division of Corporate Finance
Securities and Exchanged Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Zions Bancorporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 1-12307

Dear Ms. Connell,

The following responds to your letter dated October 26, 2009 regarding your review of the above-referenced filing. As requested, we have keyed our responses to your comments, which are repeated below.

Form 10-Q filed for the Quarter Ended June 30, 2009

Note 3 Merger and Acquisition Activity

1.
Your disclosures relating to the FDIC assisted transactions should enable the reader to clearly understand how the recorded acquisition related gains, in each individual transaction, have been determined.

•
Tell us and revise your future filings to clarify how the fair value of the “estimated loss reimbursement from the FDIC” amount was determined and cite the authoritative literature you used to support your accounting treatment. Please also explain where these expected loss reimbursements are reported in your consolidated balance sheet.

Management Response:

The following paragraph from Note 3 “Merger and Acquisition Activity” in our 3Q2009 Form 10-Q filed November 9, 2009 includes the following additional disclosure:

“The estimated loss reimbursement from FDIC was fair valued using projected cash flows based on credit adjustments for each loan type and the loss sharing reimbursement of 80% or 95%, as appropriate. The timing of the cash flows was adjusted to reflect management’s expectations to receive the FDIC reimbursements within the estimated loss period. Discount rates were based on U.S. Treasury rates or the AAA composite yield on investment grade bonds of similar maturity.”

The authoritative literature supporting our accounting treatment is from FASB ASC 805-30-35 (SFAS 141(R), ¶65). The schedule below that responds to the third bullet of your comment shows that the expected loss reimbursement from FDIC is included in the total of FDIC-supported assets, which are presented separately in the balance sheet. The following excerpt from Note 3 of the Form 10-Q introduces this disclosure.

“As a result of these loss sharing arrangements, the acquired loans and foreclosed assets are presented separately in the Company’s balance sheet as “FDIC-supported assets.”…..

•	Discuss the assumptions considered in arriving at the originally recorded amount as well as your subsequent accounting to be followed.

          Management Response:

In addition to the first paragraph presented in the first bullet response, the following paragraph from Note 3 of the Form 10-Q provides new disclosure for the accounting of the estimated loss reimbursement from FDIC:

“The estimated loss reimbursement from FDIC is adjusted as actual loss experience is developed and estimated losses covered under the loss sharing arrangements are updated. Estimated loan losses, if any, in excess of the amounts recoverable through the loss sharing arrangements are reflected as period expenses through the provision for loan losses.”

For the estimates of changes in unguaranteed losses, our current intention is to follow accounting treatment similar to FASB ASC 310-30 (SOP 03-3) although there may be diversity in practice. For example, we understand that some acquirers of failed banks with FDIC assistance may be following the accounting of FASB ASC 310-20 (SFAS 91), while others are following treatment similar to ours.

•
Identify the assets acquired and liabilities assumed that are subject to the terms of the loss sharing agreement (a tabular presentation with corresponding loss sharing limits may be useful here). In this regard, your presentation should be at a level of granularity consistent throughout your annual and interim filings (e.g. by loan type, such as those discussed on page 61 of your Form 10-Q).

                  Management Response:

The following paragraph and schedule from Note 3 of the 10-Q presents the assets acquired under the loss sharing agreements in essentially the same level of granularity as our loan portfolio presented on page 61 of the Form 10-Q:

“The following summarizes the carrying value of FDIC-supported assets at September 30, 2009 for (1) acquired loans accounted for under FASB ASC 310 which have evidence of credit deterioration and for which it is probable that not all contractual payments will be collected, (2) acquired loans without evidence of credit deterioration, and (3) all other acquired assets and estimated loss reimbursement from FDIC (in thousands):”

	Loans	Loans
	with	without
	deterioration	deterioration	Other	Total

Commercial lending	$69,012	$ 456,108		$ 525,120
Commercial real estate	385,958	570,997		956,955
Consumer	17,758	107,660		125,418
Other real estate owned			$ 54,714	54,714
Estimated loss reimbursement
from FDIC	240,784	122,434		363,218
Total FDIC-supported assets	$713,512	$ 1,257,199	$ 54,714	$ 2,025,425

•	Tell us and revise your future filings to disclose how you are accounting for the interest income on loans acquired which are not within the scope of ASC 310-30.

Management Response:

The following sentence excerpted from Note 3 of the Form 10-Q presents new disclosure regarding our accounting for interest income on acquired loans not within the scope of FASB ASC 310:

“Interest income on acquired loans in FDIC supported assets, other than those accounted for under FASB ASC 310, is recognized through the accrual of interest at the contractual rate adjusted for accretion of the interest discount.”

Note 7 Debt and Shareholders’ Equity, page 20

2.
In regard to the transactions relating to the subordinated debt modification which occurred in June 2009, provide us with sufficient information enabling us to determine how the $305 million pre-tax gain on the subordinated debt modification and the $45.3 million after-tax gain recognized on the conversion option were determined. In your response, also address the reasons why you considered both the prior and subsequent ten day periods in deriving the weighted average price increase used in determining the amount of the gain recorded. Also, tell us the accounting literature you are following in accounting for the recognition of the conversion option within equity.

Management Response:

Attachment #1 presents the calculations of the $305 million pretax gain on the subordinated debt modification and the $45.3 million after-tax gain recognized in equity on the conversion option.

With regard to our use of the prior and subsequent ten-day periods in deriving the weighted average price increase used in determining the amount of the gain recorded, please note the following. We considered using the day prior to and the day following the June 1 announcement, as they had the advantage of being closest in time to the announcement. However, because trading volumes in these instruments were relatively light, such a short window would have been overly reliant on a small number of trades. We also considered that using a longer period, such as a month, would allow for a more precise estimate of the value from a statistical perspective due to a greater number of observations. However, some of the trades would be too far removed from the announcement, and other company or market information could influence trading levels. Accordingly, we determined an intermediate period of ten trading days prior and subsequent to the announcement was a reasonable compromise between a one-day and a one-month window.

The accounting literature followed for the recognition of the conversion option within equity included FASB ASC 470-20-25-5 (EITF 98-5, especially ¶5) and FASB ASC 470-20-30-(9-12) (Issue 4 of EITF 00-27).

3.
We note the disclosure relating to the deferred gain of $161.3 million recognized upon the modification of the subordinated notes and the subsequent swap termination. So that we may better understand your accounting, tell us the nature and terms of the swap that was terminated and the accounting guidance followed in recognizing this gain.

Management Response:

There were several swaps entered into from September 2003 to June 2006. These swaps were entered into contemporaneously with the issuance of the subordinated debt. At inception of the debt and the corresponding swap, each swap was designated as a hedge of the changes in fair value of the debt attributable to the risk being hedged (i.e., fair value hedges). The swaps had original maturities ranging from May 2014 to November 2015, corresponding to the maturities of the applicable debt. All of these swaps in fair value hedging relationships were terminated in March 2009, prior to the debt modification in June 2009. As the carrying value of the debt had been adjusted for changes in fair value attributable to the risk being hedged, we began to amortize these adjustments to earnings over the remaining maturity of the debt in accordance with FASB ASC 815-25-35-(8-9) (SFAS 133 ¶24). We followed the accounting guidance in FASB ASC 470-50-40 (EITF 96-19) when we determined that the debt modification should be accounted for as a debt extinguishment. Accordingly, we removed from our accounting records all amounts related to the extinguished debt, which included recognizing as a gain the remaining unamortized fair value adjustments to the debt’s carrying value. This resulted in the Company recognizing the gain of $161.3 million.

Managements’ Discussion and Analysis of Financial Condition and Results of Operations

Pool Level Performance and Projections for Below Investment Grade Rated Bank and Insurance Trust Preferred CDOS table, page 56

4.
Please tell us and revise your future filings to more clearly explain what “subordination as a percentage of collateral” represents and how it relates to your additional projected losses on each security. Provide us with examples reflective of both positive and negative subordination to aid us in understanding how these amounts are calculated.

Management Response:

The following paragraph from pages 57-58 of the 3Q2009 Form 10-Q presents a revised discussion of the subordination statistic included in the Pool Level Performance schedule on page 59:

“‘Subordination’ in the schedule includes the effects of seniority level within the CDOs’ liability structure, the Company’s loss and recovery rate assumption for deferring but not defaulted collateral and a 0% recovery rate for defaulted collateral. The numerator is all collateral less the sum of (i) 100% of the defaulted collateral, (ii) the weighted average of the projected net loss percentages for each piece of deferring but not defaulted collateral and (iii) the amount of each CDO’s debt which is either senior to or pari passu with our security’s priority level. The denominator is all collateral less the sum of (i) 100% of the defaulted collateral and (ii) the weighted average of the projected net loss percentages for each piece of deferring but not defaulted collateral. For further details on the loss assumption on deferrals, see ‘Critical Accounting Policies and Significant Estimates.’”

In addition, Attachment #2 provides further analysis and discussion from our 2Q2009 Form 10-Q, including the calculations of positive and negative subordination examples.

Loan Portfolio, page 57

5.
We note that a portion (i.e. greater than 5%) of the Company’s loan portfolio is in the form of home equity credit lines. A decline in the value of assets serving as collateral for these types of loans may impact your ability to collect on these loans. Consider disclosing the following in future filings:

•	The approximate amount (or percentage) of residential mortgage loans as of the end of the reporting period with loan-to-value ratios above 100%:

•
How you take into consideration housing price depreciation, and the homeowners’ loss of equity in the collateral, in your allowance for loan losses for residential mortgages. Discuss the basis for your assumptions about housing price depreciation; and

•	Discuss the timing and frequency of appraisals and identify the sources of those appraisals for collateral-dependent loans.

Management Response:

The following paragraph from page 65 of the 3Q2009 Form 10-Q presents a new discussion regarding our involvement with home equity credit line lending:

“The Company is engaged in home equity credit line lending. We actively monitor our credit risk in this portfolio and as of September 30, 2009, approximately 13% of the Company’s $2.1 billion portfolio was estimated to have loan-to-value ratios above 100%. Of this portfolio, 0.35% was 90 or more days past due at September 30, 2009 as compared to 0.20% as of December 31, 2008. The annualized credit losses for this portfolio were 76 basis points for the nine months ended September 30, 2009. During 2009, the Company modified $1.4 million of home equity credit line loans. The Company requires appraisals for all real estate collateral dependant loans at the time of origination and when adverse credit events occur.”

The following paragraph from pages 70-71 of the 3Q2009 Form 10-Q includes a new discussion regarding housing prices and related modeling assumptions:

“The allowance for consumer loans is determined using historically developed loss experience rates at which loans migrate from one delinquency level to the next higher level. Using current roll rates and comparing projected losses to actual loss experience, the models estimate expected losses in dollars for the forecasted period. By refreshing the models with updated data, we are able to project losses for a new twelve-month period each month, segmenting the portfolio into nine product groupings with similar risk profiles. The residential mortgage and home equity portfolios’ models implicitly take into consideration housing price depreciation (appreciation) and homeowners’ loss (gain) of equity in the collateral by incorporating current roll rates and loss severity rates. The models make no assumptions about future housing price changes. This methodology is an accepted industry practice, and the Company believes it has a sufficient volume of information to produce reliable projections.”

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Sincerely,

/s/ Doyle L. Arnold
Doyle L. Arnold
Vice Chairman and Chief Financial Officer